press release

ArcelorMittal to temporarily reduce annualised European primary steelmaking production by three million tonnes

Regrettable decision necessary due to combination of weakening demand, rising imports coupled with insufficient EU trade protection, high energy costs and rising carbon costs

6 May 2019, 08:55 CET

ArcelorMittal today announces its intention to temporarily idle production at its steelmaking facilities in Kraków, Poland and reduce production in Asturias, Spain. In addition, the planned increase of shipments at ArcelorMittal Italia to a six million tonne annual run-rate will be slowed down following a decision to optimise cost and quality over volume in this environment.

Together, these actions will result in a temporary annualised production reduction of around three million tonnes.

Commenting, Geert van Poelvoorde, CEO, ArcelorMittal Europe – Flat Products, said:

“The difficult decision to temporarily reduce our European primary flat steel production has not been taken lightly. We understand the impact this has on employees and the local communities and will be working to ensure social measures are in place to support them during this period.

“These actions reflect the weak demand environment in Europe today, a situation further compounded by increased imports despite the safeguard measures introduced by the European Commission. High energy costs and increasing carbon costs are adding to the tough environment.

“We are engaging with stakeholders to request that the safeguards are strengthened to prevent a further increase in imports as a result of continued global overcapacity and a weakening economy in neighbouring countries including Turkey. We will also continue to make our case for a green border adjustment to be introduced to ensure that imports into Europe face the same carbon costs as producers in Europe. The steel industry in Europe can have a strong future but there must be a level playing field to ensure that an unfair advantage is not given to competitors outside the region.”

In Kraków, the primary production (blast furnace and steel plant) will be temporarily idled. The Polish steel market has been particularly hard hit, due to a near fourfold year-on-year increase in Russian steel imports in 2018, and among the highest electricity prices in Europe.

In Asturias, primary production will be reduced. Electricity costs are also very high in Spain, and the southern European market has been hit by an unprecedented rise in imports from outside the EU.

Despite the introduction of the permanent EU safeguard tariffs in February 2019 there has been a continued and consistent rise in flat steel imports into Europe. Flat steel imports into Europe are currently at record highs, with imports of hot rolled coil up 37 per cent this year from 2017, on an annualised basis. In addition, the price of carbon has risen by approximately 230 per cent since the start of 2018, placing further competitive pressure on European steelmakers. In the EU Emissions Trading System (ETS), only steel produced in Europe is subject to a carbon levy. ArcelorMittal has previously called for the introduction of a green border adjustment whereby steel imported into Europe has the same standards applied on CO2 as European produced steel under the ETS.